FOR IMMEDIATE RELEASE: June 29, 2012	PR 12-13

Atna Provides Development Update on Pinson

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) is pleased to provide an update on the status of its Pinson Mine near Winnemucca, Nevada. Significant progress was made on development at Pinson during the first and second quarters of 2012:

•	Approximately 1,600 tons of oxide ore sample was shipped and processed this week at Newmont's nearby Twin Creeks Juniper mill. Gold revenue received from this trial process run will be credited against project capital after receipt of a settlement statement.
•	On June 22nd the Company submitted a modification of Pinson's existing Water Pollution Control Permit to the Nevada Division of Environmental Protection to allow an increased mining rate of up to 400,000 tons per year of ore. Atna anticipates approximately a 6-month time period for approval of the permit modification. No federal permits are required for this increased production rate.
•	Secondary access is now over 75% complete and final completion is projected by the end of July 2012. The secondary access is required before further mine development can commence.
•	Large diameter metallurgical core drilling in the Mag pit area has been completed and bids are being received for metallurgical and column leach test work. This work will be used in assessing the economic viability of mining the Mag open pit.
•	The Pinson NI 43-101 Technical Report detailing underground minable reserves was published on May 31, 2012.
•	A crushing plant and mobile surface equipment has been purchased to support ore handling, underground backfill preparation, and other surface operations.
•	Surface infrastructure is being upgraded to support full-scale operation, including construction of an assay lab and the commissioning of additional de-watering well capacity and upgrades to electrical systems. These projects are well in progress or are nearing completion.

“Mine development at Pinson remains on track for the start-up of ore mining in the fourth quarter of 2012. Substantial progress is being made in all areas and we have been able to retain a strong management team to support operations. We anticipate that Pinson will provide a substantial and growing addition to Atna's gold production and cash flow outlook over the next few years.” states Jim Hesketh, President and CEO.

On completion of the secondary access, mine development work will continue with the deepening of the ramp decline to depth and development of known ore zones. As outlined in the Pinson Technical Report, the Company expects the Pinson Underground mine to have a six-year mine life. These projections are based on existing proven and probable reserves and do not include conversion of gold resource to reserve. Approximately 550,000 ounces of gold will be produced at an average rate of approximately 90,000 ounces per year. Between 10 and 14 working faces will need to be developed in the mine to achieve these production goals. Ramp up of production will occur over the next two years.

Atna now has 10 full-time employees on site. DMC, the contract mining company, has 22 full-time employees and they have mobilized the major equipment needed for underground mining. Additions of manpower and equipment will continue to be added as working faces are established.

For additional information on Atna Resources and the Pinson Gold Mine, please visit our website at www.atna.com or our filings with Canadian securities regulators on SEDAR or U.S. regulators on EDGAR.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine. Forward-looking statements are statements that are not historical facts. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future operating costs at the Pinson Mine; the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2011 Form 20-F dated March 26, 2012.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com